EXHIBIT 12.1

GENERAL MOTORS FINANCIAL COMPANY, INC.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Successor		Predecessor
	Year Ended December 31,	Period From October 1, 2010 Through December 31,	Period From July 1, 2010 Through September 30,	Years Ended June 30,
	2011 (b)	2010 (b)	2010	2010 (c)	2009 (c)		2008 (c)		2007
COMPUTATION OF EARNINGS:
Income (loss) before income taxes	$621,818	$129,266	$90,636	$353,439	$(147)		$(113,641)		$516,292
Fixed charges	275,136	64,670	90,293	459,570	686,668		854,844		702,133

	$896,954	$193,936	$180,929	$813,009	$686,521		$741,203		$1,218,425

COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense	$271,155	$63,767	$89,364	$455,254	$681,459		$848,681		$696,600
Implicit interest in rent	3,981	903	929	4,316	5,209		6,163		5,533

	$275,136	$64,670	$90,293	$459,570	$686,668		$854,844		$702,133

RATIO OF EARNINGS TO FIXED CHARGES	3.3X	3.0X	2.0X	1.8X	(d	)	(e	)	1.7x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)	For fiscal 2011 and for the three months ended December 31, 2010 interest expense excludes $67.0 million and $27.1 million, respectively, of finance receivables premium amortization.

(c)	For the years ended June 30, 2010, 2009 and 2008, interest expense excludes $2.0 million, $45.1 million and $10.2 million, respectively, of non-cash amortization of warrant costs.

(d)	The amount of the coverage deficiency for the year ended June 30, 2009, was approximately $0.1 million.

(e)	As a result of the $212.6 million pre-tax write-off of goodwill, the amount of the coverage deficiency for the year ended June 30, 2008, was approximately $113.6 million.